RALLY

Bill of Sale

As of December 27, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#MARADONA
Description:	1979 Panini Calciatori Soccer Diego Maradona Rookie RC #312 graded PSA 9 MINT
Total Acquisition Cost:	$ 11,211.00
Consideration: Cash (%) Equity (%) Total	$ 11,211.00 (100%) $ 0 (0%) $ 11,211.00 (100%)